EXHIBIT 99.1
                                                                    ------------


NEWS RELEASE

FEBRUARY 10, 2005

ARC ENERGY TRUST REPORTS U.S. 2004 TAX INFORMATION
--------------------------------------------------------------------------------

ARC Energy Trust ("ARC" or "the Trust") today released information necessary to assist its U.S. unitholders with their 2004 U.S. tax reporting. For U.S. federal income tax purposes, the Trust has obtained advice that it should be considered a "qualified foreign corporation" and is of the opinion that its units should be treated as "equity". It is the Trust's understanding that the portion of the 2004 distributions treated as dividends for U.S. federal income tax purposes should be viewed as "qualified dividends" and, therefore, may be eligible for the low rate of U.S. tax applicable to such dividends (up to 15 per cent). Please refer to reference material from KPMG that has been posted on our website WWW.ARCENERGYTRUST.COM.

2004 U.S. INCOME TAX INFORMATION

The following information is being provided to assist individual U.S. unitholders of ARC in reporting distributions received from ARC on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2004.

TRUST UNITS HELD WITHIN A QUALIFIED RETIREMENT PLAN

No amounts are required to be reported on an IRS Form 1040 - U.S. Individual Income Tax Return where ARC units are held within a qualified retirement plan.

TRUST UNITS HELD OUTSIDE OF A QUALIFIED RETIREMENT PLAN

The table below summarizes the distributions paid by ARC in 2004. A portion of the distributions could be eligible for the low rate of tax on certain "qualified dividends". ARC believes that its dividends are "Qualified Dividends" and, therefore, should be reported on Line 9b of the U.S. federal income tax return unless the fact situation of the U.S. individual unitholder determines otherwise. Commentary on page 20 of the IRS 2004 1040 Instruction booklet with respect to "Qualified Dividends" provides examples of individual situations where the dividends would not be "Qualified Dividends". Where, due to individual situations, the dividends are not "Qualified Dividends", the amount should be reported on Schedule B - Part II - Ordinary Dividends and Line 9a of your U.S. federal income tax return.

The table below also summarizes the portion of the distributions that represents a return of capital and/or a capital gain. The return of capital portion is generally non-taxable, but requires a reduction to your basis in the units. If this portion of the distribution exceeds your cost (or other basis), report the excess as a capital gain.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet to determine the amount of tax that may be otherwise applicable.

The amount of foreign tax paid (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2004 should be determined from your own records and is not available from ARC. Amounts over withheld from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the distribution was paid.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in the Trust's units, in accordance with this press release and subject to advice from their tax advisors. The Trust is not required to file Form 1099 and is providing this information in lieu of that requirement. Some unitholders will receive 1099s from their brokers and others may not. Information on the 1099s issued by the brokers may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

THIS INFORMATION IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. INCOME TAX CONSIDERATIONS, BUT IS A GENERAL GUIDELINE AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OR POTENTIAL HOLDER OF ARC UNITS. HOLDERS OR POTENTIAL HOLDERS OF ARC UNITS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISORS AS TO THEIR PARTICULAR TAX CONSEQUENCES OF HOLDING ARC UNITS AS WELL AS TO DETERMINE WHETHER CLAIMING A CREDIT OR DEDUCTION FOR FOREIGN INCOME TAXES IS MORE BENEFICIAL FOR YOU. ARC HAS NOT OBTAINED A LEGAL OR TAX OPINION OR REQUESTED A RULING FROM THE U.S. INTERNAL REVENUE SERVICE ON THESE MATTERS.

SUMMARY OF U.S. TAX INFORMATION

The following table provides, on a per unit basis, the breakdown of the amount of cash distributions, PRIOR TO CANADIAN WITHHOLDING TAX, paid by ARC Energy Trust for the period January 15 to December 15, 2004. The amounts are segregated between the portion of the cash distribution that could be considered Qualified Dividends and the portion reported as Non-taxable return of capital (and/or capital gain). The amounts shown on the attached schedule are in U.S. dollars as converted on the applicable payment dates. This schedule is for information purposes only.

ARC ENERGY TRUST
2004 CASH DISTRIBUTION INFORMATION
FOR U.S. UNITHOLDERS
(U.S. $/UNIT)
-----------------------------------------------------------------------------------------------------------
                                                                                TAXABLE         NON-TAXABLE
                DISTRIBUTION     DISTRIBUTION    EXCHANGE       DISTRIBUTION    QUALIFIED       RETURN OF
RECORD DATE     PAYMENT DATE     PAID CDN$       RATE           PAID US$        DIVIDEND US$    CAPITAL US$
-----------------------------------------------------------------------------------------------------------
Dec 31, 2003    Jan 15, 2004        $0.15        0.770475       $0.115571       $0.097958       $0.017613
Jan 31, 2004    Feb 16, 2004        $0.15        0.760630       $0.114095       $0.096707       $0.017388
Feb 29, 2004    Mar 15, 2004        $0.15        0.750525       $0.112579       $0.095422       $0.017157
Mar 31, 2004    Apr 15, 2004        $0.15        0.742280       $0.111342       $0.094373       $0.016969
Apr 30, 2004    May 17, 2004        $0.15        0.721970       $0.108296       $0.091792       $0.016504
May 31, 2004    Jun 15, 2004        $0.15        0.730460       $0.109569       $0.092871       $0.016698
Jun 30, 2004    Jul 15, 2004        $0.15        0.755572       $0.113336       $0.096064       $0.017272
Jul 31, 2004    Aug 16, 2004        $0.15        0.764760       $0.114714       $0.097232       $0.017482
Aug 31, 2004    Sep 15, 2004        $0.15        0.769941       $0.115491       $0.097890       $0.017601
Sep 30, 2004    Oct 15, 2004        $0.15        0.798786       $0.119818       $0.101558       $0.018260
Oct 31, 2004    Nov 15, 2004        $0.15        0.831186       $0.124678       $0.105677       $0.019001
Nov 30, 2004    Dec 15, 2004        $0.15        0.817661       $0.122649       $0.103957       $0.018692
-----------------------------------------------------------------------------------------------------------
TOTAL PER UNIT                      $1.80                       $1.382138       $1.171501       $0.210637
-----------------------------------------------------------------------------------------------------------

THIS INFORMATION IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. INCOME TAX CONSIDERATIONS, BUT IS A GENERAL GUIDELINE AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OR POTENTIAL HOLDER OF ARC UNITS. HOLDERS OR POTENTIAL HOLDERS OF ARC UNITS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISORS AS TO THEIR PARTICULAR TAX CONSEQUENCES OF HOLDING ARC UNITS AS WELL AS TO DETERMINE WHETHER CLAIMING A CREDIT OR DEDUCTION FOR FOREIGN INCOME TAXES IS MORE BENEFICIAL FOR YOU. ARC HAS NOT OBTAINED A LEGAL OR TAX OPINION OR REQUESTED A RULING FROM THE U.S. INTERNAL REVENUE SERVICE ON THESE MATTERS.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3.7 billion. The Trust currently produces approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
 Telephone: (403) 503-8600     Fax: (403) 509-6417     Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9